Exhibit 99.1

2006/2007 1st quarter net sales up 9.2% to € 1,457 million

Organic sales growth: +5.6%

Dynamic growth of the 15 strategic brands: + 7% in value (organic growth)

Full year growth guidance confirmed

Paris, 26 October 2006 –

Pernod Ricard net sales (excluding duties and taxes) for the 2006/2007 1st quarter ended 30 September 2006 increased by 9.2% to € 1,457 million.

Organic growth* was +5.6% (+5.1%** excluding bulk spirits sales). The effect of the change in Group structure, which included the impact of July 2006 of Allied Domecq and brands disposed of (Larios, Bushmills, Glen Grant …) accounted for +5.8%.  However, foreign exchange had an adverse impact of 1.8%.

Spirit operations recorded organic growth* of +7.3%**, due to good performance in Asia/Rest of World and Europe.  Wine operations fell by 4.7%, primarily in the UK and US, and this in spite of growth in Australia and New Zealand.

All 15 strategic brands continued to enjoy powerful growth of +7% in value (+2% in volume), driven by brand premiumisation and a favourable brand/market mix. Excellent sales growth performance by Ballantine’s (+27%), Stolichnaya (+25%), Martell (+22%), Jameson (+14%), Beefeater (+14%) and Malibu (+10%) offset the decline of Chivas Regal (-6%), resulting mainly from the postponement of promotional activities (USA, Spain and China).

A number of key or regional brands (Seagram’s Gin, Amaro Ramazzotti, Royal Salute, Olmeca and Royal Stag) also experienced satisfactory growth.

Organic growth* in sales for the 1st quarter was affected by a number of factors and thus does not fully reflect the group’s underlying performance:

•

the bases of comparison for the 1st quarter of 2005/2006 were affected by the transition of the Allied Domecq brands, which resulted in sales which were either abnormally low or too high, depending on the markets,

•

the 1st quarter 2006/2007 suffered disruption in a number of markets (Russia, Thailand, Lebanon and duty-free…) as well as the postponement of promotional activities which transferred sales into the second quarter (Spain, US and China).

* Measured over August and September for Allied Domecq brands and over 3 months for the original group structure

** Excluding bulk spirits sales

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Analysis of sales by geographic region:

♦ Asia/ Rest of the World: € 443 million (+14%)

Organic growth* by the Asia/Rest of World region remained dynamic at +10,0%.  Leading growth drivers over the quarter were Ballantine’s and Martell in Chinese Asia, as well as Royal Stag whisky in India.  However, 100 Pipers whisky experienced a sharp decline in Thailand (sales down 29%, increase in duties and the political situation). Chivas Regal growth was slowed down over the quarter by the postponement of the “Mid Autumn Festival” promotions in China.

♦ Americas: € 405 million (+10%)

Organic growth* for the whole Americas region amounted to +1.7%**.

In the US, the abnormally high 2005/2006 1st quarter for Allied Domecq brands and the postponement to the 2nd quarter of shipments for end of year sales had an adverse impact on growth in the area. Jameson, Stolichnaya, Malibu, The Glenlivet, Wild Turkey and Seagram’s Gin remained dynamic. Chivas Regal and Kahlua remained the two brands experiencing the most difficulties.

In the rest of the continent, operations continued to grow, thanks in particular to Havana Club in Mexico and Cuba, Montilla in Brazil, as well as Chivas Regal and Something Special in Venezuela.

♦ Europe: € 458 million (+5%)

1st quarter organic growth* was +4.6%**.

Spirits sales had a strong recovery, due to good performance by Stolichnaya (Greece, UK), Beefeater (Spain), Havana Club (Italy, Germany), Amaro Ramazzotti (Germany) and Jameson (Ireland).  As for wine sales, the decline primarily resulted from the difficult situation of the British market and from the Russian embargo on Georgian wines.

♦ France: € 150 million (+5%)

France recorded organic growth* of +0.6%.

The aniseed market seems about to stabilise (Q1 IRI Panel: -0.2%). Ricard and Pastis 51 recorded an increase in sales.  Ballantine’s, Chivas Regal and Havana Club progressed and gained market shares, while Mumm volumes were adversely affected by price increases related to brand repositioning.

Conclusion and outlook:

Commenting on the 1st quarter, Patrick Ricard declared: “The first quarter performance demonstrates to the vitality of Group operations.  The positive indications in numerous markets for the second quarter and the delivery of new communication platforms in the coming months for the recently acquired brands enable me to confirm our 2006/2007 growth guidance” (net sales organic growth at the upper end of the 4% to 6% range, combined with strong double-digit growth in Group net profit, excluding impact of foreign exchange).

* Measured over August and September for Allied Domecq brands and over 3 months for the original group structure

** Excluding bulk spirits sales

Shareholders’ agenda

Combined General Meeting: Tuesday 7 November 2006 at 10.45 am at C.N.I.T. La Défense, Paris.

2006/2007 2nd quarter sales: Thursday 25 January 2007

For more information, please contact

Francisco de la VEGA/ Communication VP	Tel: +33 (0)1 41 00 40 96
Denis FIEVET/ Financial Communication - Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Patrick de BORREDON/ Investor Relations Advisor	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

For more information on Pernod Ricard, please visit our website: www.pernod-ricard.com

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – FRANCE

PUBLIC LIMITED COMPANY WITH A SHARE CAPITAL OF € 290,383,913

PHONE NUMBER: +33 (0)1 41 00 41 00 – FAX NUMBER: +33 (0)1 41 00 40 85 – REGISTRATION NUMBER: R.C.S. PARIS B 582 041 943

Appendices Q1 2006/07 (*)

Net sales split as at 30 September 2006 (€ million)

	Q1 05/06		Q1 06/07		Variation		Organic growth, excluding bulk spirits sales		Organic growth, including bulk spirits sales

Wine & Spirits France	142	11%	150	10%	8	5%	1	0.6%	1	0.6%
Wine & Spirits Europe	436	33%	458	31%	22	5%	18	4.6%	12	3.2%
Wine & Spirits Americas	368	28%	405	28%	37	10%	6	1.7%	18	5.6%
Wine & Spirits Asia/ROW	388	29%	443	30%	56	14%	38	10.0%	38	10.0%

Total Group	1,334	100%	1,457	100%	122	9.2%	62	5.1%	69	5.6%

	Forex impact		Perimeter impact		Bulk impact

Wine & Spirits France	0	0%	7	5%	0
Wine & Spirits Europe	0	0%	10	2%	-5
Wine & Spirits Americas	-13	-3%	31	8%	13
Wine & Spirits Asia/ROW	-11	-3%	29	8%	0

Total Group	-24	-1.8%	78	5.8%	7

Volume and organic growth of strategic brands

Q1 2007	Variation in volume	Volume organic growth	Net sales organic growth

Chivas Regal	-8%	-8%	-6%
Ballantine's	-11%	7%	27%
Ricard	-2%	-2%	-3%
Martell	16%	16%	22%
Malibu	-6%	1%	10%
Kahlua	-8%	3%	3%
Jameson	8%	8%	14%
Beefeater	-2%	12%	14%
Stolichnaya	16%	21%	25%
Havana Club	10%	10%	8%
The Glenlivet	4%	4%	4%
Jacob's Creek	-1%	-1%	-1%
Mumm	-7%	-8%	-3%
Perrier Jouet	-8%	-17%	2%
Montana	-2%	-5%	-8%
15 Strategic Brands	- 1%	2%	7%

Forex impact

	Forex impact Q1 2007	% forex impact

US Dollar US and ass.	-12	50%
MYR, HKD, CNY	-2	9%
Australian Dollar	-2	10%
New Zealand Dollar	-3	12%
Indian Roupie	-3	14%
Mexican Peso	-2	8%
Other Currencies	0	-1%
Total	-24	100%

* Period from the 1st July 2006 to the 30th September 2006

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – FRANCE

PUBLIC LIMITED COMPANY WITH A SHARE CAPITAL OF € 290,383,913

PHONE NUMBER: +33 (0)1 41 00 41 00 – FAX NUMBER: +33 (0)1 41 00 40 85 – REGISTRATION NUMBER: R.C.S. PARIS B 582 041 943